Exhibit (a)(53)

AMSTERDAM COURT FINDS IN FAVOUR OF SEMBCORP AND BIWATER IN

RELATION TO THE TENDER OFFER FOR CASCAL SHARES

On May 24, 2010, Biwater Investments Ltd (Biwater) filed a Petition in the Amsterdam Court for an inquiry to be conducted into the policy and course of affairs at Cascal N.V. (Cascal), limited to Cascal’s acts and deeds in relation to Biwater’s proposed sale of its stake in Cascal to Sembcorp and the Voluntary Tender Offer (VTO) for the period commencing mid-2009. On May 28, 2010, Biwater filed a supplemental application for an order to restrain Cascal from issuing new shares to frustrate the VTO.

On June 2, 2010, Cascal filed its defence to Biwater’s petition seeking to deny Biwater’s requests for the restraining order and to seek interim relief in the form of an order for the temporary transfer of Biwater’s shares in Cascal to a person to be appointed by the Amsterdam Court for the purposes of the proposed transaction with Sembcorp or alternatively, an order to suspend Biwater’s voting rights or in the further alternative, an order to forbid Biwater from tendering its shares in the VTO. On June 6, 2010, Sembcorp joined the petition as an interested party.

On June 16, 2010, the Court rendered its decision: the Court found in favour of Biwater and Sembcorp on all counts and rejected all of Cascal’s requests for interim relief. However, as Cascal’s lawyers told the Court that no issuance of shares to frustrate the VTO would be made if the Court should find against Cascal, the Court made no restraining order to that effect.

Sembcorp is pleased that the Amsterdam Court has rendered its judgment in favour of Biwater and Sembcorp. This follows the denial of a Cascal motion by the United States District Court for the Southern District of New York last month. Sembcorp has always held the view that it is not in breach of any laws, regulations or contractual obligations in relation to the transaction, and remains committed to completing the transaction.